# 4th Quarter and Full-Year 2011 Financial Results Presentation

**February 15, 2012**



# Disclaimer

**Forward-Looking Statements**

This presentation may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 that involve significant risks, assumptions, and uncertainties, including statements relating to the market opportunity and future business prospects of Stifel Financial Corp., as well as Stifel, Nicolaus & Company, Incorporated and its subsidiaries (the "Company"). These statements can be identified by the use of the words "may," "will," "should," "could," "would," "plan," "potential," "estimate," "project," "believe," "intend," "anticipate," "expect," and similar expressions. In particular, these statements may refer to our goals, intentions, and expectations, our business plans and growth strategies, our ability to integrate and manage our acquired businesses, estimates of our risks and future costs and benefits, and forecasted demographic and economic trends relating to our industry.

You should not place undue reliance on any forward-looking statements, which speak only as of the date they were made. We will not update these forward-looking statements, even though our situation may change in the future, unless we are obligated to do so under federal securities laws.

Actual results may differ materially and reported results should not be considered as an indication of future performance. Factors that could cause actual results to differ are included in the Company's annual and quarterly reports and from time to time in other reports filed by the Company with the Securities and Exchange Commission and include, among other things, changes in general economic and business conditions, actions of competitors, regulatory and legal actions, changes in legislation, and technology changes.

**Note Regarding the Use of Non-GAAP Financial Measures**

The company utilized non-GAAP calculations of presented net revenues, compensation and benefits, non-compensation operating expenses, income before income taxes, provision for income taxes, net income, compensation and non-compensation operating expense ratios, pre-tax margin and diluted earnings per share as an additional measure to aid in understanding and analyzing the company's financial results. Specifically, the company believes that the non-GAAP measures provide useful information by excluding certain items that may not be indicative of the company's core operating results and business outlook. The company believes that these non-GAAP measures will allow for a better evaluation of the operating performance of the business and facilitate a meaningful comparison of the company's results in the current period to those in prior periods and future periods. Reference to these non-GAAP measures should not be considered as a substitute for results that are presented in a manner consistent with GAAP. These non-GAAP measures are provided to enhance the overall understanding of the company's current financial performance.

# Chairman's Comments

"We are pleased to report that 2011 represented our 16th consecutive year of record net revenues. This is significant given continued headwinds and uncertainty in the marketplace, particularly in the second half of the year. We thank our clients for their support and our dedicated employees who strive to distinguish Stifel by providing superior service and execution."

Our fourth quarter results mark an improvement from the prior quarter, but are a tough comparison with the record year-ago quarter. Stifel Bank's assets continue to grow contributing to our overall results, and investment banking rebounded, particularly in advisory, due to increased activity at year end. Financial advisor recruiting has picked up and we welcomed the Stone & Youngberg associates to our platform during the quarter who made an accretive impact. Looking forward, we remain committed to growing our businesses and are well positioned to take advantage of opportunities."



2



Financial
Results

# Stifel Financial Corp. Results
## Three months ended December 31, 2011

| | Three Months Ended | | | | | |
|---|---|---|---|---|---|---|
| | GAAP [2] | | % | Core | GAAP [2] | % |
| ($ in thousands, except per share amounts) | 12/31/11 | 12/31/10 | Change | 12/31/10 | 9/30/11 | Change |
| **Net revenues** | $ **356,878** | $ 401,599 | *(11.1%)* | $ 402,787 | $ 334,214 | *6.8%* |
| Compensation and benefits | **228,743** | 237,117 | *(3.5%)* | 237,359 | 210,573 | *8.6%* |
| Non-comp operating expenses | **83,109** | 97,665 | *(14.9%)* | 89,049 | 84,618 | *(1.8%)* |
| **Total non-interest expenses** | **311,852** | 334,782 | *(6.8%)* | 326,408 | 295,191 | *5.6%* |
| **Income before income taxes** | **45,026** | 66,817 | *(32.6%)* | 76,379 | 39,023 | *15.4%* |
| Provision for income taxes | **18,010** | 25,423 | *(29.2%)* | 29,061 | 16,719 | *7.7%* |
| **Net income** | $ **27,016** | $ 41,394 | *(34.7%)* | $ 47,318 | $ 22,304 | *21.1%* |
| ***Earnings per share :*** [1] | | | | | | |
| Diluted | $ **0.43** | $ 0.65 | *(33.8%)* | $ 0.74 | $ 0.35 | *22.9%* |
| ***Ratios to net revenues :*** | | | | | | |
| Compensation and benefits | **64.1%** | 59.0% | | 58.9% | 63.0% | |
| Non-comp operating expenses | **23.3%** | 24.4% | | 22.1% | 25.3% | |
| Income before income taxes | **12.6%** | 16.6% | | 19.0% | 11.7% | |

[1] Per share information for the three months ended December 31, 2010 has been adjusted to reflect the April 2011 three-for-two stock split.

[2] GAAP and Core (non-GAAP) results are the same for the three months ended December 31, 2011 and September 30, 2011.



# Stifel Financial Corp. Results
## Year ended December 31, 2011

| ($ in thousands, except per share amounts) | Year Ended December 31, 2011 | | | Year Ended 12/31/10 (Core) | % Change[2] |
|---|---|---|---|---|---|
| | GAAP | Non-core[1] | Core | | |
| Net revenues | $ 1,416,562 | $ 112 | $ 1,416,674 | $ 1,384,152 | 2.3% |
| Compensation and benefits | 900,421 | (1,722) | 898,699 | 870,149 | 3.3% |
| Non-comp operating expenses | 377,533 | (45,814) | 331,719 | 307,032 | 8.0% |
| Total non-interest expenses | 1,277,954 | (47,536) | 1,230,418 | 1,177,181 | 4.5% |
| Income before income taxes | 138,608 | 47,648 | 186,256 | 206,971 | (10.0%) |
| Provision for income taxes | 54,474 | 18,220 | 72,694 | 82,211 | (11.6%) |
| Net income | $ 84,134 | $ 29,428 | $ 113,562 | $ 124,760 | (9.0%) |
| *Earnings per share* : [3] | | | | | |
| Diluted | $ 1.33 | | $ 1.80 | $ 2.16 | (16.7%) |
| *Ratios to net revenues* : | | | | | |
| Compensation and benefits | 63.6% | | 63.4% | 62.9% | |
| Non-comp operating expenses | 26.6% | | 23.5% | 22.1% | |
| Income before income taxes | 9.8% | | 13.1% | 15.0% | |

[1] Non-core items consist primarily of litigation-related expenses associated with the civil lawsuit and related regulatory investigation in connection with the ongoing matter with five southeastern Wisconsin school districts and operating expenses related to legacy TWPG (primarily market data service fees, professional fees and litigation costs).

[2] Core (non-GAAP) results for the year ended December 31, 2011 compared to Core (non-GAAP) results for the year-ago period.

[3] Per share information for the year ended December 31, 2010 has been adjusted to reflect the April 2011 three-for-two stock split.



# Source of Revenues[1]

| ($ in thousands) | Quarter Ended | | | | | Year Ended | | |
|---|---|---|---|---|---|---|---|---|
| | 12/31/11 | 12/31/10 | % Change | 9/30/11 | % Change | 12/31/11 | 12/31/10 | % Change |
| Commissions | $ 123,737 | $ 139,605 | (11.4%) | $ 143,243 | (13.6%) | $ 561,081 | $ 445,260 | 26.0% |
| Principal transactions | 93,963 | 89,996 | 4.4% | 76,650 | 22.6% | 343,213 | 453,533 | (24.3%) |
| Asset mgt and service fees | 55,920 | 57,042 | (2.0%) | 58,253 | (4.0%) | 228,834 | 193,159 | 18.5% |
| Capital raising | 27,347 | 50,404 | (45.7%) | 25,254 | 8.3% | 124,648 | 135,898 | (8.3%) |
| Advisory | 28,728 | 40,571 | (29.2%) | 12,419 | 131.3% | 74,936 | 82,206 | (8.8%) |
| Investment banking | 56,075 | 90,975 | (38.4%) | 37,673 | 48.8% | 199,584 | 218,104 | (8.5%) |
| Other | 8,379 | 10,497 | (20.2%) | 540 | nm | 19,731 | 19,855 | (0.6%) |
| **Total operating revenues** | 338,074 | 388,115 | (12.9%) | 316,359 | 6.9% | 1,352,443 | 1,329,911 | 1.7% |
| Interest revenue | 25,220 | 18,307 | 37.8% | 24,161 | 4.4% | 89,466 | 65,326 | 37.0% |
| **Total revenues** | 363,294 | 406,422 | (10.6%) | 340,520 | 6.7% | 1,441,909 | 1,395,237 | 3.3% |
| Interest expense | 6,416 | 4,823 | 33.0% | 6,306 | 1.7% | 25,347 | 13,211 | 91.9% |
| **Net revenues** | $ 356,878 | $ 401,599 | (11.1%) | $ 334,214 | 6.8% | $ 1,416,562 | $ 1,382,026 | 2.5% |

[1] Represents GAAP revenues for all periods presented.



6

# Brokerage Revenues

| ($ in thousands) | Quarter Ended | | | | | Year Ended | | |
|---|---|---|---|---|---|---|---|---|
| | 12/31/11 | 12/31/10 | % Change | 9/30/11 | % Change | 12/31/11 | 12/31/10 | % Change |
| Taxable debt | $ 48,882 | $ 46,924 | 4.2% | $ 41,871 | 16.7% | $ 185,192 | $ 231,930 | (20.2%) |
| Municipal debt | 25,731 | 18,520 | 38.9% | 19,335 | 33.1% | 83,454 | 75,484 | 10.6% |
| Equities | 7,920 | 11,396 | (30.5%) | 6,397 | 23.8% | 34,837 | 90,739 | (61.6%) |
| Other | 11,430 | 13,156 | (13.1%) | 9,047 | 26.3% | 39,730 | 55,380 | (28.3%) |
| **Principal transactions** | $ 93,963 | $ 89,996 | 4.4% | $ 76,650 | 22.6% | $ 343,213 | $ 453,533 | (24.3%) |
| **Commissions** | 123,737 | 139,605 | (11.4%) | 143,243 | (13.6%) | 561,081 | 445,260 | 26.0% |
| | $ 217,700 | $ 229,601 | (5.2%) | $ 219,893 | (1.0%) | $ 904,294 | $ 898,793 | 0.6% |



# Core Compensation & Benefits[1]
## *(% of Net Revenue)*



[1] Core (non-GAAP) compensation and benefits excludes merger-related expenses and charges for the modification of the Company's deferred compensation plan.

STIFEL
FINANCIAL

# Core Non Comp Operating Expenses[1]
## ($ Millions)



[1] Core (non-GAAP) non-compensation operating expenses exclude litigation-related expenses associated with the civil lawsuit and related regulatory investigation in connection with the ongoing matter with five southeastern Wisconsin school districts and merger-related expenses.

STIFEL
FINANCIAL

# Core[1] Segment Comparison

| ($ in thousands) | Quarter Ended | | | | | Year Ended | | |
|---|---|---|---|---|---|---|---|---|
| | 12/31/11 | 12/31/10 | % Change | 9/30/11 | % Change | 12/31/11 | 12/31/10 | % Change |
| **Net revenues:** | | | | | | | | |
| Global Wealth Management | $ 224,569 | $ 236,424 | (5.0%) | $ 219,498 | 2.3% | $ 908,158 | $ 843,269 | 7.7% |
| Institutional Group | 134,229 | 165,902 | (19.1%) | 113,259 | 18.5% | 507,397 | 541,839 | (6.4%) |
| Other | (1,920) | 461 | nm | 1,457 | (231.8%) | 1,119 | (956) | nm |
| | $ 356,878 | $ 402,787 | (11.4%) | $ 334,214 | 6.8% | $ 1,416,674 | $1,384,152 | 2.3% |
| **Operating contribution:** | | | | | | | | |
| Global Wealth Management | $ 62,872 | $ 62,717 | 0.2% | $ 55,612 | 13.1% | $ 235,382 | $ 194,023 | 21.3% |
| Institutional Group | 10,773 | 43,656 | (75.3%) | 9,152 | 17.7% | 63,269 | 129,535 | (51.2%) |
| Other | (28,619) | (29,994) | (4.6%) | (25,741) | 11.2% | (112,395) | (116,587) | (3.6%) |
| | $ 45,026 | $ 76,379 | (41.0%) | $ 39,023 | 15.4% | $ 186,256 | $ 206,971 | (10.0%) |

[1] GAAP and Core results are the same for the three months ended December 31, 2011 and September 30, 2011.



10

# Global Wealth Management

|  | Quarter Ended | | | | | Year Ended | | |
|---|---|---|---|---|---|---|---|---|
| ($ in thousands) | 12/31/11 | 12/31/10 | % Change | 9/30/11 | % Change | 12/31/11 | 12/31/10 | % Change |
| Commissions | $ 83,662 | $ 92,558 | (9.6%) | $ 92,029 | (9.1%) | $ 371,046 | $ 321,541 | 15.4% |
| Principal transactions | 53,700 | 58,520 | (8.2%) | 48,836 | 10.0% | 209,962 | 239,851 | (12.5%) |
| Asset management & service fees | 55,691 | 56,953 | (2.2%) | 58,007 | (4.0%) | 228,045 | 192,073 | 18.7% |
| Net interest | 17,602 | 10,277 | 71.3% | 15,016 | 17.2% | 57,188 | 44,834 | 27.6% |
| Investment banking | 4,015 | 5,015 | (19.9%) | 3,737 | 7.4% | 20,475 | 22,768 | (10.1%) |
| Other income | 9,899 | 13,101 | (24.4%) | 1,873 | 428.5% | 21,442 | 22,202 | (3.4%) |
| **Net revenues** | **224,569** | 236,424 | (5.0%) | 219,498 | 2.3% | 908,158 | 843,269 | 7.7% |
| | | | | | | | | |
| Compensation and benefits | 125,053 | 136,009 | (8.1%) | 128,244 | (2.5%) | 528,835 | 503,456 | 5.0% |
| Non-comp operating expenses | 36,644 | 37,698 | (2.8%) | 35,642 | 2.8% | 143,941 | 145,790 | (1.3%) |
| **Total non-interest expenses** | **161,697** | 173,707 | (6.9%) | 163,886 | (1.3%) | 672,776 | 649,246 | 3.6% |
| **Income before income taxes** | **$ 62,872** | $ 62,717 | 0.2% | $ 55,612 | 13.1% | $ 235,382 | $ 194,023 | 21.3% |
| *Ratios to net revenues :* | | | | | | | | |
| Compensation and benefits | **55.7%** | 57.5% | | 58.4% | | **58.2%** | 59.7% | |
| Non-comp operating expenses | **16.3%** | 16.0% | | 16.3% | | **15.8%** | 17.3% | |
| Income before income taxes | **28.0%** | 26.5% | | 25.3% | | **26.0%** | 23.0% | |



# Stifel Bank & Trust
## (an operating unit of GWM)

| ($ in thousands) | Quarter Ended | | | | | Year Ended | | |
|---|---|---|---|---|---|---|---|---|
| | **12/31/11** | 12/31/10 | **% Change** | 9/30/11 | **% Change** | **12/31/11** | 12/31/10 | **% Change** |
| **Net revenues:** | | | | | | | | |
| Interest | **17,121** | 9,287 | **84.4%** | 15,230 | **12.4%** | **56,975** | 35,146 | **62.1%** |
| Other income | **6,400** | 3,553 | **80.1%** | 6,536 | **(2.1%)** | **17,810** | 8,652 | **105.8%** |
| Total revenues | **23,521** | 12,840 | **83.2%** | 21,766 | **8.1%** | **74,785** | 43,798 | **70.7%** |
| Interest expense | **4,072** | 3,076 | **32.4%** | 4,182 | **(2.6%)** | **16,731** | 5,188 | **222.5%** |
| **Total net revenues** | **19,449** | 9,764 | **99.2%** | 17,584 | **10.6%** | **58,054** | 38,610 | **50.4%** |
| | | | | | | | | |
| Compensation and benefits | **1,755** | 1,447 | **21.3%** | 1,604 | **9.4%** | **6,691** | 4,251 | **57.4%** |
| Non-comp operating expenses | **3,073** | 2,493 | **23.3%** | 2,740 | **12.2%** | **10,420** | 13,853 | **(24.8%)** |
| **Total non-interest expenses** | **4,828** | 3,940 | **22.5%** | 4,344 | **11.1%** | **17,111** | 18,104 | **(5.5%)** |
| **Income before income taxes** | **$ 14,621** | $ 5,824 | **151.0%** | $ 13,240 | **10.4%** | **$ 40,943** | $ 20,506 | **99.7%** |
| **_Ratios to net revenues:_** | | | | | | | | |
| Compensation and benefits | **9.0%** | 14.8% | | 9.1% | | **11.5%** | 11.0% | |
| Non-comp operating expenses | **15.8%** | 25.5% | | 15.6% | | **17.9%** | 35.9% | |
| Efficiency ratio [1] | **17.3%** | 37.9% | | 21.5% | | **24.4%** | 45.7% | |
| Income before income taxes | **75.2%** | 59.6% | | 75.3% | | **70.5%** | 53.1% | |

[1] Non-interest expenses less the provision for loan losses as a percentage of net revenues.



# Stifel Bank & Trust
## (an operating unit of GWM)

### Low Risk Asset Growth

➢ Assets of $2.3 billion as of December 31 2011, an increase of 28% from December 31, 2010.

➢ Investment portfolio of $1.4 billion, an increase of 32% from $1.1 billion as of December 31, 2010.

➢ Loan portfolio of $773.2 million, an increase of 59% from $485.2 million as of December 31, 2010.

➢ Deposits of $2.1 billion as of December 31, 2011, an increase of 28% from December 31, 2010.

### Strategy & Opportunity

➢ Maintain solid asset quality:

    ➢ Non-performing loans to gross loans of 0.39%

    ➢ Non-performing assets to total assets of 0.14%

    ➢ $0.1 million LTM net recoveries

➢ Offer banking products (securities based loans and mortgage loans) within the GWM client base, including establishing trust services

➢ Selectively grow commercial loans

➢ Maintain high levels of liquidity to capitalize on opportunities

## Interest Earning Assets

| ($ in thousands) | As of | | | Percent of total | | |
| --- | --- | --- | --- | --- | --- | --- |
| | 12/31/11 | 9/30/11 | 12/31/10 | 12/31/11 | 9/30/11 | 12/31/10 |
| Non-agency investments | $ 808,376 | $ 804,913 | $ 290,521 | 40.6% | 40.1% | 19.4% |
| Agency investments | 404,662 | 506,767 | 722,193 | 20.3% | 25.2% | 48.2% |
| Consumer | 371,197 | 364,087 | 266,244 | 18.6% | 18.1% | 17.8% |
| Mortgage | 207,595 | 193,023 | 166,860 | 10.4% | 9.6% | 11.1% |
| Commercial | 200,075 | 138,710 | 53,836 | 10.1% | 7.0% | 3.5% |
| | $ 1,991,905 | $ 2,007,500 | $ 1,499,654 | 100% | 100% | 100% |



# Institutional Group

| ($ in thousands) | Quarter Ended | | | | | Year Ended | | |
|---|---|---|---|---|---|---|---|---|
| | 12/31/11 | 12/31/10 | % Change | 9/30/11 | % Change | 12/31/11 | 12/31/10 | % Change |
| Commissions | $ 40,076 | $ 47,047 | (14.8%) | $ 51,214 | (21.7%) | $ 190,036 | $ 123,719 | 53.6% |
| Principal transactions | 40,263 | 35,564 | 13.2% | 27,815 | 44.8% | 133,251 | 217,770 | (38.8%) |
| Investment banking | 52,059 | 81,583 | (36.2%) | 33,936 | 53.4% | 179,108 | 191,898 | (6.7%) |
| Other income [1] | 1,831 | 1,708 | 7.2% | 294 | 522.8% | 5,002 | 8,452 | (40.8%) |
| Net revenues | 134,229 | 165,902 | (19.1%) | 113,259 | 18.5% | 507,397 | 541,839 | (6.4%) |
| | | | | | | | | |
| Compensation and benefits | 89,497 | 94,300 | (5.1%) | 74,813 | 19.6% | 323,503 | 315,329 | 2.6% |
| Non-comp operating expenses | 33,959 | 27,946 | 21.5% | 29,294 | 15.9% | 120,625 | 96,975 | 24.4% |
| Total non-interest expenses | 123,456 | 122,246 | 1.0% | 104,107 | 18.6% | 444,128 | 412,304 | 7.7% |
| Income before income taxes | $ 10,773 | $ 43,656 | (75.3%) | $ 9,152 | 17.7% | $ 63,269 | $ 129,535 | (51.2%) |
| *Ratios to net revenues :* | | | | | | | | |
| Compensation and benefits | 66.7% | 56.8% | | 66.0% | | 63.8% | 58.2% | |
| Non-comp operating expenses | 25.3% | 16.9% | | 25.9% | | 23.7% | 17.9% | |
| Income before income taxes | 8.0% | 26.3% | | 8.1% | | 12.5% | 23.9% | |

[1] Includes net interest and other income.



# Institutional Group Revenues

| ($ in thousands) | Quarter Ended | | | | | Year Ended | | |
|---|---|---|---|---|---|---|---|---|
| | 12/31/11 | 12/31/10 | % Change | 9/30/11 | % Change | 12/31/11 | 12/31/10 | % Change |
| **Sales and trading:** | | | | | | | | |
| Equity | $ **40,598** | $ 46,521 | **(12.7%)** | $ 47,185 | **(14.0%)** | $ **181,876** | $ 172,983 | 5.1% |
| Fixed income | **39,741** | 36,090 | **10.1%** | 31,844 | **24.8%** | **141,411** | 168,506 | **(16.1%)** |
| | **80,339** | 82,611 | **(2.8%)** | 79,029 | **1.7%** | **323,287** | 341,489 | **(5.3%)** |
| **Investment Banking:** | | | | | | | | |
| Capital raising | | | | | | | | |
| Equity | **10,109** | 34,458 | **(70.7%)** | 16,382 | **(38.3%)** | **77,495** | 87,415 | **(11.3%)** |
| Fixed income | **13,222** | 6,216 | **112.7%** | 5,054 | **161.5%** | **26,490** | 21,058 | **25.8%** |
| | **23,331** | 40,674 | **(42.6%)** | 21,436 | **8.8%** | **103,985** | 108,473 | **(4.1%)** |
| Advisory fees | | | | | | | | |
| Equity | **25,680** | 38,119 | **(32.6%)** | 10,930 | **134.9%** | **67,921** | 76,100 | **(10.7%)** |
| Fixed income | **3,048** | 2,790 | **9.2%** | 1,570 | **94.3%** | **7,202** | 7,325 | **(1.7%)** |
| | **28,728** | 40,909 | **(29.8%)** | 12,500 | **129.8%** | **75,123** | 83,425 | **(10.0%)** |
| **Investment banking** | **52,059** | 81,583 | **(36.2%)** | 33,936 | **53.4%** | **179,108** | 191,898 | **(6.7%)** |
| Other revenue | **1,831** | 1,708 | **7.2%** | 294 | **522.8%** | **5,002** | 8,452 | **(40.8%)** |
| **Total net revenue** | $ **134,229** | $ 165,902 | **(19.1%)** | $ 113,259 | **18.5%** | $ **507,397** | $ 541,839 | **(6.4%)** |
| ***Ratios to net revenues :*** | | | | | | | | |
| Sales and trading | **59.9%** | 49.8% | | 69.8% | | **63.7%** | 63.0% | |
| Investment banking | **38.8%** | 49.2% | | 30.0% | | **35.3%** | 35.4% | |
| Other | **1.3%** | 1.0% | | 0.2% | | **1.0%** | 1.6% | |
| | **100.0%** | 100.0% | | 100.0% | | **100.0%** | 100.0% | |





# Financial
# Condition

# Other Financial Data

| | | As of | | | | As of | |
|---|---|---|---|---|---|---|---|
| | | 12/31/11 | | 12/31/10 | % Change | 9/30/11 | % Change |
| **Total assets (000s):** | | | | | | | |
| Stifel Nicolaus & Stifel Financial | $ | 2,676,171 | $ | 2,439,395 | 9.7% | $ 2,630,993 | 1.7% |
| Stifel Bank | | 2,275,729 | | 1,773,720 | 28.3% | 2,311,371 | (1.5%) |
| **Total assets** | $ | 4,951,900 | $ | 4,213,115 | 17.5% | $ 4,942,364 | 0.2% |
| | | | | | | | |
| **Total shareholders' equity (000s):** | | | | | | | |
| Stifel Nicolaus & Stifel Financial | $ | 1,108,063 | $ | 1,117,229 | (0.8%) | $ 1,086,832 | 2.0% |
| Stifel Bank | | 194,042 | | 136,654 | 42.0% | 174,919 | 10.9% |
| **Total shareholders' equity** | $ | 1,302,105 | $ | 1,253,883 | 3.8% | $ 1,261,751 | 3.2% |
| | | | | | | | |
| **Leverage ratio:** | | | | | | | |
| Stifel Nicolaus & Stifel Financial | | 2.2 | | 2.0 | 10.6% | 2.2 | 0.0% |
| Stifel Bank | | 11.7 | | 13.0 | (9.6%) | 13.2 | (11.2%) |
| **Total leverage ratio** | | 3.6 | | 3.2 | 13.4% | 3.7 | (2.7%) |
| | | | | | | | |
| Book value per share [1] | $ | 25.10 | $ | 24.42 | 2.8% | $ 24.48 | 2.5% |
| | | | | | | | |
| Financial advisors [2] | | 1,987 | | 1,935 | 2.7% | 1,961 | 1.3% |
| Full-time associates | | 5,097 | | 4,906 | 3.9% | 4,942 | 3.1% |
| Locations | | 320 | | 312 | 2.6% | 313 | 2.2% |
| | | | | | | | |
| Total client assets (000s) | $ | 119,362,000 | $ | 110,593,000 | 7.9% | $ 107,693,000 | 10.8% |

[1] Book value per share as of December 31, 2010 has been adjusted to reflect the April 2011 three-for-two stock split.

[2] Includes all retail Financial Advisors.



# Level 3 Assets

| ($ in thousands) | Carrying Value | |
| --- | --- | --- |
| | **12/31/11** | 12/31/10 |
| Auction Rate Securities (ARS) [1] | $ **181,801** | $ 94,795 |
| Stifel Bank & Trust Investments | **12,000** | - |
| Trading Securities | **3,742** | 40,243 |
| Other Investments [2] | **37,033** | 38,502 |
| Level 3 assets (excluding ARS) | **52,775** | 78,745 |
| **Total Level 3 assets** | $ **234,576** | $ 173,540 |
| | | |
| *Percentage of Equity* | *18.0%* | *13.8%* |
| *Percentage of Equity (excluding ARS)* | *4.1%* | *6.3%* |

[1] Includes $66.9 million and $11.4 million, respectively, of ARS held at Stifel Bank & Trust.

[2] Includes $30.2 million and $31.3 million, respectively, of investments held by TWPG subsidiaries.

